EXHIBIT 21.1-SUBSIDIARIES OF THE REGISTRANT
Inuvo, Inc.	Nevada Corporation

ValidClick	Missouri Corporation

Vintacom Florida, Inc.	Florida Corporation

iLead Media, LLC	Delaware Limited Liability Company

Kowabunga Marketing, Inc.	Michigan Corporation

Vertro, Inc.	Delaware Corporation

ALOT, Inc.	Delaware Corporation

Varick & Spring I, Inc.	Delaware Corporation

Who Midco Corporation	Delaware Corporation

Varick and Spring II, Inc.	Delaware Corporation

Think Relevant Media, LLC.	Arkansas Corporation

Bonfire Publishing Group, LLC.	Florida Corporation

NetSeer Acquisition, Inc.	Nevada Corporation